Exhibit 12.1

SWS Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

(unaudited)

	Year Ended
	June 26 2009	June 27 2008	June 29 2007	June 30 2006	June 24 2005
Earnings:
Income from continuing operations before income tax expense	38,429	49,109	56,213	44,021	43,268
Add: Fixed charges:
Interest expense	104,056	175,896	197,283	138,674	77,107
Interest factor in rents (1)	3,896	3,067	2,684	2,938	3,047

Total fixed charges	107,952	178,963	199,967	141,612	80,154

Earnings before fixed charges and income taxes	146,381	228,072	256,180	185,633	123,422

Ratio of earnings to fixed charges	1.36	1.27	1.28	1.31	1.54

(1)	SWS estimates that one-third of rental expense is representative of the interest factor